UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-40795

ON HOLDING AG

(Exact name of registrant as specified in its charter)

Pfingstweidstrasse 106

8005 Zurich, Switzerland

Tel: +41 44 225 1555

Fax: +41 44 225 1556

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Annual General Meeting Results

On May 24, 2022, On Holding AG (“On Holding”) held its Annual General Meeting of Shareholders. The amended Articles of Association are attached hereto as Exhibit 99.1, and a press release relating to the appointment of Dennis Durkin to the Board of Directors is attached hereto as Exhibit 99.2. The final results of the remaining agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Acknowledgement of the Annual Report 2021 and the Audit Reports and Approval of the Management Report 2021, the Annual Consolidated Financial Statements of On Holding for 2021, and the Annual Financial Statements of On Holding for 2021

On Holding shareholders acknowledged the 2021 Annual Report and the Audit Reports and approved the Management Report 2021, the Annual Consolidated Financial Statements of On Holding for 2021 and the Annual Financial Statements of On Holding for 2021.

Agenda Item 2: Appropriation of 2021 Financial Results

On Holding shareholders approved that the loss for the year 2021 in the amount of KCHF 685.8 reduces the “profit carried forward” from the financial year 2020 of KCHF 3,013.1, resulting in a new balance of “profit carried forward” of KCHF 2.327.3.

Agenda Item 3: Discharge of the Members of the Board of Directors and of the Executive Committee

On Holding shareholders approved the discharge of the members of the Board of Directors and of the Executive Committee of their liabilities for their activities in the 2021 financial year.

Agenda Item 4: Re-Election of Alex Perez as Proposed Representative of the Holders of Class A Shares on the Board of Directors

On Holding shareholders approved the re-election of Alex Perez as the proposed representative of the holders of Class A shares on the Board of Directors.

Agenda Item 5: Re-Election of the Members of the Board of Directors

On Holding shareholders approved the re-election of David Allemann, Amy Banse, Olivier Bernhard, Caspar Coppetti, Kenneth Fox and Alex Perez as members of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023).

Agenda Item 6: Election of Dennis Durkin as a new Member of the Board of Directors

On Holding shareholders approved the election of Dennis Durkin as a new member of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023).

The Board of Directors has determined that Dennis Durkin satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the NYSE listing standards applicable to us, is financially literate and is considered an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission. Following the appointment of Dennis Durkin as a member and the Chairman of the audit committee, Caspar Coppetti resigned from the audit committee.

Agenda Item 7: Re-Elections of the Co-Chairmen of the Board of Directors

Agenda Item 7.1: Re-Election of David Allemann as Co-Chairman of the Board of Directors

On Holding shareholders approved the re-election of David Allemann as Co-Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023).

Agenda Item 7.2: Re-Election of Caspar Coppetti as Co-Chairman of the Board of Directors

On Holding shareholders approved the re-election of Caspar Coppetti as Co-Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023).

Agenda Item 8: Re-Elections and Election of the Members of the Nomination and Compensation Committee

Agenda Item 8.1: Re-Election of David Allemann as a Member of the Nomination and Compensation Committee

On Holding shareholders approved the re-election of David Allemann as a member of the Nomination and Compensation Committee for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023).

Agenda Item 8.2: Re-Election of Kenneth Fox as a Member of the Nomination and Compensation Committee

On Holding shareholders approved the re-election of Kenneth Fox as a member of the Nomination and Compensation Committee for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023).

Agenda Item 8.3: Re-Election of Alex Perez as a Member of the Nomination and Compensation Committee

On Holding shareholders approved the re-election of Alex Perez as a member of the Nomination and Compensation Committee for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023).

Agenda Item 8.4: Election of Amy Banse as a Member of the Nomination and Compensation Committee

On Holding shareholders approved the re-election of Amy Banse as a member of the Nomination and Compensation Committee for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023).

Agenda Item 9: Re-Election of the Independent Proxy Representative

On Holding shareholders approved the re-election of Anwaltskanzlei Keller KLG (CHE-194.206.696), Splügenstrasse 8, 8002 Zurich, Switzerland, as Independent Proxy Representative for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023).

Agenda Item 10: Re-Election of Statutory Auditors

On Holding shareholders approved the re-election of PricewaterhouseCoopers AG (CHE-106.839.438), in Zurich, as statutory auditors of On Holding AG for a term of office of one year (until the Annual General Shareholders’ Meeting in 2023).

Agenda Item 11: Compensation Report; Approval of the Compensation of the Board of Directors and the Executive Committee

Agenda Item 11.1: Consultative Vote on the 2021 Compensation Report

On Holding shareholders took note and endorsed the 2021 Compensation Report.

Agenda Item 11.2: Approval of the Maximum Aggregate Compensation for the Non-Executive Members of the Board of Directors for the Period between the 2022 Annual General Shareholders’ Meeting and the next Annual General Shareholders’ Meeting to be held in 2023

On Holding shareholders approved the maximum aggregate compensation of CHF 4,000,000 for the non-executive members of the Board of Directors for the period between the 2022 Annual General Shareholders’ Meeting and the next Annual General Shareholders’ Meeting to be held in 2023.

Agenda Item 11.3: Approval of the Maximum Aggregate Compensation for the Members of the Executive Committee for the Financial Year 2023

On Holding shareholders approved the maximum aggregate compensation of CHF 19,500,000 for the members of the Executive Committee (including, where applicable, for their activities as executive members of the Board of Directors) for the Company’s financial year 2023.

Agenda Item 12: Amendment of Art. 8 of the Articles of Association

On Holding shareholders approved to amend Art. 8 of the Articles of Association to allow shareholders that represent more than 0.5% of the share capital or the voting rights to request that an item be placed on the agenda at the latest 60 days prior to a general meeting of shareholders.

Agenda Item 13: Amendment of Art. 11 of the Articles of Association

On Holding shareholders approved to amend Art. 11 of the Articles of Association to allow On Holding’s future general meetings of shareholders to potentially be held virtually or abroad.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON HOLDING AG

By:	/s/ Martin Hoffmann
	Name:	Martin Hoffmann
	Title:	Chief Financial Officer and Co-Chief Executive Officer

Date: May 25, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	Articles of Association of On Holding AG as of May 24, 2022
99.2	Press Release dated May 25, 2022